Exhibit 99.1

Press Release

HUTCHMED Announces Closing of Fruquintinib License to Takeda Outside China

Hong Kong, Shanghai & Florham Park, NJ — Tuesday, March 14, 2023: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM, HKEX:13) today announces that, further to its announcement on January 23, 2023 and following the completion of customary closing conditions including antitrust regulatory reviews, the exclusive license agreement with a subsidiary of Takeda Pharmaceutical Company Limited (TSE:4502, NYSE:TAK) to further the global development, commercialization and manufacture of fruquintinib outside China has closed.

With a strong preclinical and clinical profile, fruquintinib offers a potential new treatment option for patients with refractory metastatic colorectal cancer (“CRC”), supporting the shared goal of Takeda and HUTCHMED to improve the lives of those living with cancer worldwide. Takeda is now responsible for the development, commercialization and manufacture of fruquintinib in all included territories worldwide excluding mainland China, Hong Kong and Macau, where it is marketed by HUTCHMED.

Following the closing of the exclusive license agreement, HUTCHMED Limited will receive US$400 million shortly, and is eligible to receive up to US$730 million in additional potential payments relating to regulatory, development and commercial sales milestones, as well as royalties on net sales. Marketing authorization submissions in the U.S., Europe and Japan are planned to complete in 2023, with the rolling submission to the U.S. Food and Drug Administration (“FDA”) initiated in December 2022.

About Fruquintinib

Fruquintinib is a highly selective and potent inhibitor of vascular endothelial growth factor receptors (“VEGFR”) -1, -2 and -3. VEGFR inhibitors play a pivotal role in blocking tumor angiogenesis. Fruquintinib was designed to improve kinase selectivity with the intention of minimizing off-target toxicities, improving tolerability and providing more consistent target coverage. Fruquintinib has been generally well tolerated in patients to date, and is being investigated in combinations with other anti-cancer therapies.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Takeda’s Commitment to Oncology

At Takeda Oncology, we are united by our aspiration to cure cancer and motivated every day to work harder for patients with limited or ineffective treatment options. Our agile structure and deep in-house expertise are complemented by a network of partnerships that optimize our ability to research, develop and deliver transformative medicines to people living with cancer. Building on decades of leadership in oncology and a portfolio of approved medicines for hematologic cancers and solid tumors, we are advancing a cutting-edge pipeline focused on the power of innate immunity. With inspiration from patients and innovation from everywhere, our goal is to introduce new classes of immunotherapies that can lead to deep, durable responses so that more patients can benefit from – and have access to – innovative medicines.

For more information, visit www.takedaoncology.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the submission of a New Drug Application (“NDA”) for fruquintinib for the treatment of CRC with the FDA and the timing of such submission, the therapeutic potential of fruquintinib for the treatment of patients with CRC and the further clinical development of fruquintinib in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the timing and outcome of clinical studies and the sufficiency of clinical data to support NDA approval of fruquintinib for the treatment of patients with CRC or other indications in the U.S. or other jurisdictions such as Europe or Japan, its potential to gain approvals from regulatory authorities on an expedited basis or at all; the efficacy and safety profile of fruquintinib; HUTCHMED’s ability to fund, implement and complete its further clinical development and commercialization plans for fruquintinib; the timing of these events; each party’s ability to satisfy the terms and conditions under the license agreement; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or the regulatory pathway for fruquintinib; Takeda’s ability to successfully develop and commercialize fruquintinib; and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions. In addition, as certain studies rely on the use of other drug products such as paclitaxel as combination therapeutics with fruquintinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Such forward-looking statements include, without limitation, statements regarding the plan to develop and commercialize fruquintinib under the license agreement; potential payments under the license agreement, including the upfront payment and any milestone or royalty payments; potential benefits of the license agreement; and HUTCHMED’s strategy, goals and anticipated milestones, business plans and focus. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 306 4490

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) / bmiles@soleburystrat.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500